Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

March 19, 2009

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Hawaiian Holdings, Inc. (the “Company”)

Withdrawal of F.O.I.A. Confidential Treatment, Rule 83 Request

Ladies and Gentlemen:

In light of the Company’s response letter, dated as of March 19, 2009, to the comments raised in the Securities and Exchange Commission’s (the “SEC”) letter, dated as of February 20, 2009, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007, File No. 001-31443, in which the Company states that it has determined to accept the request of the SEC staff’s original comment letter, dated as of October 27, 2008, that the Company disclose the Company’s performance targets used in determining executive compensation for the applicable fiscal year, the Company hereby withdraws its confidential treatment request, filed with the SEC on January 27, 2009 pursuant to Rule 83 under the SEC’s F.O.I.A. rules, of certain identified information included in its response letter, dated as of January 27, 2009.

Thank you for your assistance with this withdrawal. If you have any questions or require any further information, please contact Evan D. Michalovsky of Dechert LLP, the Company’s legal counsel, at (212) 649-8710.

Very truly yours,

/s/ Hoyt Zia

Hoyt Zia
Secretary
Hawaiian Holdings, Inc.